Exhibit (a)(5)(iii)

Press Release For Immediate Release

Invesco Advisers Announces Final Results of Tender Offers for Invesco Dynamic Credit Opportunities Fund, Invesco High Income Trust II
 and Invesco Senior Income Trust

Media Relations Contact: Jeaneen Terrio; 212.278.9205; Jeaneen.Terrio@invesco.com

ATLANTA, December 13, 2019 – Invesco Advisers, Inc., a subsidiary of Invesco Ltd. (NYSE: IVZ), announced today the final results of the previously announced tender offers for Invesco Dynamic Credit Opportunities Fund (NYSE: VTA), Invesco High Income Trust II (NYSE: VLT) and Invesco Senior Income Trust (NYSE: VVR) (each, a “Fund” and collectively, the “Funds”).  Each tender offer expired at 11:59 p.m., New York City time, on Thursday, December 5, 2019

Invesco Dynamic Credit Opportunities Fund conducted a tender offer for cash of up to 11,114,143 of the Fund’s outstanding common shares of beneficial interest (“Common Shares”), representing fifteen percent of its Common Shares.  Based on calculations by American Stock Transfer & Trust Company, LLC, the depositary agent (the “Agent”) for the Fund’s tender offer, approximately 37,165,804 Common Shares, or approximately 50.2% of the Fund’s Common Shares outstanding, were tendered. The Fund has accepted 11,114,143 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $12.15 per share. This purchase price is 98.5% of the Fund’s net asset value (“NAV”) per share of $12.33 as of the close of regular trading on the New York Stock Exchange (“NYSE”) on December 6, 2019, the pricing date stated in the Offer to Purchase. Because the total number of Common Shares tendered exceeds the number of Common Shares offered to purchase, all tendered Common Shares are subject to pro-ration in accordance with the terms of the Offer to Purchase. Under final pro-ration, 29.9% of the Common Shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 62,980,141 Common Shares outstanding.

Invesco High Income Trust II conducted a tender offer for cash of up to 1,623,686 of the Fund’s Common Shares, representing twenty percent of its Common Shares.  Based on calculations by the Agent, approximately 3,240,669 Common Shares, or approximately 39.9% of the Fund’s Common Shares outstanding, were tendered. The Fund has accepted 1,623,686 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $15.13 per share. This purchase price is 98.5% of the Fund’s NAV per share of $15.36 as of the close of regular trading on the NYSE on December 6, 2019, the pricing date stated in the Offer to Purchase. Because the total number of Common Shares tendered exceeds the number of Common Shares offered to purchase, all tendered Common Shares are subject to pro-ration in accordance with the terms of the Offer to Purchase. Under final pro-ration, 50.1% of the Common Shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 6,494,743 Common Shares outstanding.

Invesco Senior Income Trust conducted a tender offer for cash of up to 27,005,424 of the Fund’s Common Shares, representing fifteen percent of its Common Shares. Based on calculations by the Agent, approximately 105,117,523 Common Shares, or approximately 58.4% of the Fund’s Common Shares outstanding, were tendered. The Fund has accepted 27,005,424 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $4.58 per share. This purchase price is 98.5% of the Fund’s NAV per share of $4.65 as of the close of regular trading on the NYSE on December 6, 2019, the pricing date stated in the Offer to Purchase. Because the total number of Common Shares tendered exceeds the number of Common Shares offered to purchase, all tendered Common Shares are subject to pro-ration in accordance with the terms of the Offer to Purchase.

Under final pro-ration, 25.7% of the Common Shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 153,030,736 Common Shares outstanding.

Invesco High Income Trust II has implemented a managed distribution plan (the “Plan”) whereby it will increase its monthly dividend to common shareholders to a stated fixed monthly distribution amount based on a distribution rate of 8.5 percent of the closing market price per share as of August 1, 2018, the effective date of the Plan. The Plan is intended to provide shareholders with a consistent, but not guaranteed, periodic cash payment, regardless of when or whether income is earned or capital gains are realized. If sufficient investment income is not available for a monthly distribution, the Fund will distribute long-term capital gains and/or return of capital in order to maintain its managed distribution level under the Plan. A return of capital may occur, for example, when some or all of the money that shareholders invested in the Fund is paid back to them. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.” No conclusions should be drawn about the Fund’s investment performance from the amount of its distributions or from the terms of the Plan. The Plan will be subject to periodic review by the Fund’s Board of Trustees, and the Board of Trustees may amend the terms of the Plan or terminate the Plan at any time without prior notice to the Fund’s shareholders. The amendment or termination of the Plan could have an adverse effect on the market price of the Fund’s Common Shares.

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For more information, call 1-800-341-2929.

About Invesco Ltd.
Invesco is a global independent investment management firm dedicated to delivering an investment experience that helps people get more out of life.  Our distinctive investment teams deliver a comprehensive range of active, passive and alternative investment capabilities.  With offices in 25 countries, Invesco managed $1.2 trillion in assets on behalf of clients worldwide as of September 30, 2019.  For more information, visit www.invesco.com.

Note: There is no assurance that a closed-end fund will achieve its investment objective. Common shares are bought on the secondary market and may trade at a discount or premium to NAV. Regular brokerage commissions apply.

NOT FDIC INSURED  |  MAY LOSE VALUE  |  NO BANK GUARANTEE

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